Denison Mines Corp.
1100 – 40 University Ave
Toronto, ON M5J 1T1
www.denisonmines.com
@DenisonMinesCo

PRESS RELEASE

DENISON ANNOUNCES CLOSING OF CAD$43.5M FINANCING
ARRANGEMENT WITH ANGLO PACIFIC GROUP PLC

Toronto, ON – February 13, 2017 Denison Mines Corp. (“Denison” or the “Company”) (DML: TSX, DNN: NYSE MKT) is pleased to announce the closing of its previously announced financing arrangement with Anglo Pacific Group PLC (“APG”), and its wholly owned subsidiary Centaurus Royalties Ltd. (“Centaurus”), for aggregate gross proceeds to Denison of CAD$43,500,000 (the “Financing”).

The Financing is comprised of (1) a 13-year limited recourse lending arrangement involving a loan from APG to 9373721 Canada Inc. (“SPV”), and a further loan from SPV to Denison Mines Inc. (“DMI”) (the “SPV Loan”), each for CAD$40,800,000 (collectively, the “Lending Arrangement”), and (2) CAD$2,700,000 in proceeds from the sale, to Centaurus, of a stream equal to Denison’s 22.5% share of the proceeds from the toll milling of certain Cigar Lake ore by the McClean Lake mill, once throughput from the McClean Lake mill exceeds 215 million lbs U3O8, from ore received from the Cigar Lake mine on or after July 1, 2016 (the “Stream Arrangement”). DMI and SPV are both wholly owned subsidiaries of Denison.

Each of APG, Centaurus, SPV and DMI have satisfied all conditions precedent to the Financing and the funding of the gross proceeds has been confirmed.

Following the completion of the Financing, Denison continues to own its 22.5% strategic interest in the McClean Lake Joint Venture (“MLJV”), including the fully licensed and operating McClean Lake uranium mill, which is situated in the infrastructure rich eastern portion of the Athabasca Basin in Saskatchewan.

Highlights of the Financing

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The SPV Loan is limited in its recourse against DMI, such that it is generally repayable only to the extent of Denison's share of the toll milling revenues earned by the MLJV from the processing of the first 215 million lbs U3O8, from ore received from the Cigar Lake mine on or after July 1, 2016, under the terms of the current Cigar Lake Toll Milling Agreement.

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No warranty is provided by Denison, DMI or SPV to APG or Centaurus, under the terms of the Lending Arrangement or the Stream Arrangement, regarding the future rate of production at the Cigar Lake Mine and/or the McClean Lake mill, or the amount or collectability of proceeds to be received or receivable by the MLJV in respect of toll milling Cigar Lake ore.

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Denison will guarantee the limited recourse loan repayments and will grant a second ranking pledge of its shares of DMI to secure performance by DMI of its obligations to pay the SPV Loan.  The share pledge is second ranking to Denison's existing pledge of the shares of DMI to The Bank of Nova Scotia under the terms of its CAD$24,000,000 Letters of Credit Facility.

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In connection with the closing of the Financing, Denison will grant 1,673,077 share purchase warrants, subject to receipt of regulatory approvals (including the approval of the Toronto Stock Exchange and the NYSE MKT), in satisfaction of a CAD$435,000 arrangement fee payable to APG.  The warrants are expected to have an exercise price of CAD$1.27 per share, and will be exercisable for a period of 3 years immediately following the closing of the Financing.  As a result, Denison may receive a further CAD$2,124,808 in proceeds from the exercise of the warrants.

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Additional details are provided in the Company’s press release dated February 1, 2017.

About Denison

Denison is a uranium exploration and development company with interests focused in the Athabasca Basin region of northern Saskatchewan. Including its 60% owned Wheeler River project, which hosts the high grade Phoenix and Gryphon uranium deposits, Denison's exploration portfolio consists of numerous projects covering over 350,000 hectares in the infrastructure rich eastern Athabasca Basin. Denison's interests in Saskatchewan also include a 22.5% ownership interest in the McClean Lake joint venture, which includes several uranium deposits and the McClean Lake uranium mill, which is currently processing ore from the Cigar Lake mine under a toll milling agreement, plus a 25.17% interest in the Midwest deposit and a 63.01% interest in the J Zone deposit on the Waterbury Lake property. Both the Midwest and J Zone deposits are located within 20 kilometres of the McClean Lake mill.

Denison is also engaged in mine decommissioning and environmental services through its Denison Environmental Services division and is the manager of Uranium Participation Corp., a publicly traded company which invests in uranium oxide and uranium hexafluoride.

For more information, please contact

David Cates                                                                              (416) 979-1991 ext. 362
President and Chief Executive Officer

Sophia Shane                                                                                         (604) 689-7842
Investor Relations

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Cautionary Statement Regarding Forward-Looking Statements

Certain information contained in this press release constitutes “forward-looking information”, within the meaning of the United States Private Securities Litigation Reform Act of 1995 and similar Canadian legislation concerning the business, operations and financial performance and condition of Denison. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “plans”, “expects”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “believes”, or the negatives and/or variations of such words and phrases, or state that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur”, “be achieved” or “has the potential to”. In particular, this press release contains forward-looking information pertaining to the following: the closing of the Financing, the material terms of the Financing and the anticipated use of proceeds and Denison’s ability to derive the anticipated benefits thereof.

Forward looking statements are based on the opinions and estimates of management as of the date such statements are made, and they are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Denison to be materially different from those expressed or implied by such forward-looking statements. Denison believes that the expectations reflected in this forward-looking information are reasonable but there can be no assurance that such statements will prove to be accurate and may differ materially from those anticipated in this forward looking information. For a discussion in respect of risks and other factors that could influence forward-looking events, please refer to the “Risk Factors” in Denison’s Annual Information Form dated March 24, 2016 available under its profile at www.sedar.com and in its Form 40-F available at www.sec.gov/edgar.shtml. These factors are not, and should not be construed as being, exhaustive.

Accordingly, readers should not place undue reliance on forward-looking statements. The forward-looking information contained in this press release is expressly qualified by this cautionary statement. Denison does not undertake any obligation to publicly update or revise any forward-looking information after the date of this press release to conform such information to actual results or to changes in its expectations except as otherwise required by applicable legislation.

Cautionary Note to United States Investors Concerning Estimates of Measured, Indicated and Inferred Mineral Resources: This press release may use the terms “measured”, “indicated” and “inferred” mineral resources. United States investors are advised that while such terms are recognized and required by Canadian regulations, the United States Securities and Exchange Commission does not recognize them. “Inferred mineral resources” have a great amount of uncertainty as to their existence, and as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or other economic studies. United States investors are cautioned not to assume that all or any part of measured or indicated mineral resources will ever be converted into mineral reserves. United States investors are also cautioned not to assume that all or any part of an inferred mineral resource exists, or is economically or legally mineable.